SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
May, 2008	000-31645

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

SUITE 300, 250 - SIXTH AVENUE, S.W., BOW VALLEY SQUARE 4,
CALGARY, ALBERTA, CANADA T2P 3H7
(Address of Principal Executive Offices)

Telephone (403) 262-1838

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

        FORM 20-F   ☒                                    Form 40-F  ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes       ☐                                          No            ☒

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

EXHIBIT LIST
Exhibit	Description

99.1	Management's Discussion & Analysis for the First Quarter ended March 31, 2008
99.2	Unaudited Interim Consolidated Financial Statements for the First Quarter ended March 31, 2008
99.3	Form 52-109F2 CEO Certification of Interim Filings
99.4	Form 52-109F2 CFO Certification of Interim Filings

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

May 16, 2008
BIRCH MOUNTAIN RESOURCES LTD.

By:	/s/ John Clarke
John Clarke
Vice-President Finance and Chief Financial Officer